SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 9, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Exelon®Patch, the first and only skin patch for the treatment of Alzheimer’s disease, receives first worldwide approval in US

•                  Once-daily skin patch offers novel approach to treating mild to moderate Alzheimer’s disease, providing smooth and continuous delivery of drug over 24 hours

•                  Similar efficacy to highest doses of Exelon capsules with significant improvement in memory and ability to perform everyday activities compared to placebo

•                  Exelon Patch preferred by caregivers in a study because it helps manage patient care and gives visual reassurance that medication has been administered

•                  Exelon Patch minimizes gastrointestinal side effects seen with oral form of drug

Basel, July 9, 2007 – Exelon®Patch (rivastigmine transdermal system) has received its first worldwide approval in the United States as an innovative way to deliver an effective medicine for mild to moderate Alzheimer’s disease patients through a skin patch instead of an oral capsule.

This new therapy is the first and only transdermal treatment for this degenerative condition affecting millions of people in the US. Exelon Patch offers effective treatment based on placebo-controlled clinical trial results showing significant benefits to patients in terms of their memory and ability to perform everyday tasks as well as helping their overall functioning.

Exelon Patch maintains steady drug levels in the bloodstream, improving tolerability and allowing a higher proportion of patients to receive therapeutic doses of medication, with potential improvements in efficacy. It is applied to the back, chest or upper arm, and provides smooth and continuous delivery of medication through the skin over 24 hours.

Gastrointestinal side effects are commonly seen with this class of drugs called cholinesterase inhibitors. The target dose of Exelon Patch greatly reduces these side effects, with three times fewer reports of nausea and vomiting than with the capsule form of the drug.

“Exelon Patch represents a significant advance in the treatment of this debilitating disease,” said George Grossberg, MD, at St. Louis University in St. Louis, Missouri. “The unique delivery system helps both the patient and the caregiver by providing a much easier way to manage their therapy. The patch provides a visual reassurance for the caregiver that the patient is receiving their medication and helps the patient stay engaged in the activities of daily living.”

Exelon Patch is expected to be available in US pharmacies soon. The medication was submitted for review in the European Union in late 2006.

The patch was designed with compliance in mind, and was preferred to capsules by more than 70% of caregivers as a method of drug delivery according to clinical study data, because it helped them follow the treatment schedule, interfered less with their daily life and was easier to use overall than the oral medication.

The approval of Exelon Patch is based on results from the international IDEAL (Investigation of Transdermal Exelon in ALzheimer’s disease) clinical trial, involving nearly 1,200 patients with mild to moderate Alzheimer’s disease. Exelon Patch showed similar efficacy to the highest doses of Exelon capsules1 and the target dose (9.5 mg/24 hours) was well tolerated by patients.

“Innovation isn’t just about developing new compounds, but also about meeting therapeutic needs by taking existing knowledge and applying it in new ways,” said James Shannon, MD, Global Head of Development at Novartis Pharma AG. “Exelon Patch addresses an important medical need by delivering a proven drug in an entirely new form that meets the needs of patients and their caregivers.”

Alzheimer’s disease is a progressive, degenerative disease that alters the brain, causing impaired memory, thinking and behavior. Approximately 18 million people worldwide have Alzheimer’s disease. In the US, more than five million people suffer from Alzheimer’s disease and almost 10 million people provide care for someone living with dementia, most of which is related to Alzheimer’s disease. By 2030, the number of people in the US who are age 65 and over with Alzheimer’s disease is estimated to reach 7.7 million, more than 50% more than current levels.

The FDA also approved the use of Exelon Patch in treating patients with mild to moderate Parkinson’s disease dementia. Parkinson’s disease is a chronic and progressive neurological condition that affects approximately 1.5 million people in the US.  Parkinson’s disease dementia is a distinct and common disorder, one characterized by impairments in executive function, memory retrieval, and attention, in patients with an established diagnosis of Parkinson’s disease.  Two of five people with Parkinson’s disease are estimated to have Parkinson’s disease dementia.

Disclaimer

The foregoing press release contains forward-looking statements that can be identified by forward-looking terminology, such as “expected to be”, or implied statements regarding potential future revenues from the Exelon Patch. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. There can be no guarantee that Exelon Patch will reach any particular sales levels. In particular, management’s expectation regarding the commercial success of Exelon Patch could be affected by among other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Corinne Hoff Novartis Global Media Relations +41 61 324 9577 (direct) +41 79 248 5717 (mobile) corinne.hoff@novartis.com	Christine Cascio Novartis Pharma Communications +1 862 778 8026 (direct) +1 917 449 9982 (mobile) christine.cascio@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International		North America
Ruth Metzler-Arnold	+41 61 324 7944	Ronen Tamir	+1 212 830 2433
Katharina Ambühl	+41 61 324 5316	Jill Pozarek	+1 212 830 2445
Nafida Bendali	+41 61 324 3514	Edwin Valeriano	+1 212 830 2456
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	July 9, 2007	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting